Filed pursuant to Rule 424(b)(3)

Registration No. 333-239940

PROSPECTUS SUPPLEMENT NO. 49

(to Prospectus dated July 27, 2020)

Nikola Corporation

Up to 249,843,711 Shares of Common Stock

This prospectus supplement supplements the prospectus dated July 27, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239940). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on March 30, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their donees, pledgees, transferees or other successors in interest (the “Selling Securityholders”) of up to 249,843,711 shares of our common stock, $0.0001 par value per share (“Common Stock”), which includes (i) up to 6,640,000 shares held by certain persons and entities (the “Original Holders”) holding shares of Common Stock initially purchased by VectoIQ Holdings, LLC (the “Sponsor”) and Cowen Investments II, LLC (“Cowen Investments” and, together with the Sponsor, the “Founders”) in a private placement in connection with the initial public offering of VectoIQ Acquisition Corp. and (ii) 243,203,711 shares held by certain affiliates of the Company. We are registering the shares for resale pursuant to such stockholders’ registration rights under a Registration Rights and Lock-Up Agreement between us and such stockholders, which in addition to such registration rights, also provides for certain transfer and lock-up restrictions on such shares.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On March 29, 2023, the closing price of our Common Stock was $1.50.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 30, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: March 30, 2023

(Date of earliest event reported)

Nikola Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-38495	82-4151153
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. employer identification number)

4141 E Broadway Road, Phoenix, Arizona 85040
(Address of principal executive offices, including zip code)

(480) 666-1038

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On March 30, 2023, Nikola Corporation (the “Company”) issued a press release announcing the commencement of an underwritten public offering and a concurrent registered direct offering of its common stock. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Disclosures

The Company has updated its disclosures. The disclosures are filed herewith as Exhibit 99.2 and are incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of federal securities laws, including statements relating to: our potential capital sources, assumptions related thereto and access to such potential capital sources; expectations related to the underwritten public offering and the concurrent registered direct offering, including timing, size and completion thereof; the exchange of our convertible senior PIK toggle notes and documentation related thereto; and our plans to seek stockholder approval at our upcoming annual meeting of stockholders. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report, including but not limited to: risks related to obtaining stockholder approval; risks related to the ability of the Company to consummate the underwritten public offering and the concurrent registered direct offering on a timely basis or at all; and the satisfaction of the conditions precedent to consummation of the underwritten public offering and the concurrent registered direct offering. There can be no assurance that the underwritten public offering or the concurrent registered direct offering or any other matters described above will in fact be consummated in the manner described or at all.

For additional information regarding factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of the Company filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the Company disclaims any obligation to update any forward-looking statement, except as required by law.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press Release dated March 30, 2023.

99.2	Disclosures.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NIKOLA CORPORATION

Date: March 30, 2023	By:	/s/ Britton M. Worthen
	Name:	Britton M. Worthen
	Title:	Chief Legal Officer

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Exhibit 99.1

Nikola Announces $100.0 Million Public Offering of Common Stock

PHOENIX, March 30, 2023 — Nikola Corporation (Nasdaq: NKLA) today announced that it has commenced an SEC-registered underwritten public offering of up to $100.0 million of shares of its common stock, before deducting underwriting discounts and commissions and other offering expenses. Nikola expects to grant the underwriter a 30-day option to purchase up to an additional $15.0 million of shares of its common stock at the public offering price, less underwriting discounts and commissions. Concurrently with the public offering, Nikola has entered into a forward stock purchase agreement with an investor, whereby the investor has agreed to purchase up to $100.0 million of shares of common stock from Nikola in a concurrent registered direct offering at the public offering price, with the actual amount of common stock purchased by the investor to be reduced by the extent of the total public offering amount from the public offering, subject to certain conditions. The public offering is not conditioned on the closing of the concurrent registered direct offering, and the closing of the concurrent registered direct offering is not conditioned on the closing of the public offering.

Nikola currently intends to use the net proceeds from the public offering and the concurrent registered direct offering for working capital and other general corporate purposes.

Citigroup is acting as the sole book-running manager for the proposed public offering.

A shelf registration statement relating to the shares was filed with the Securities and Exchange Commission and became effective on April 14, 2022 (File No. 333-264068). A copy of the preliminary prospectus supplement and accompanying prospectus relating to the public offering and the concurrent registered direct offering, when available, may be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by telephone at (800) 831-9146.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nikola Corporation

Nikola Corporation is globally transforming the transportation industry. As a designer and manufacturer of zero-emission battery-electric and hydrogen-electric vehicles, electric vehicle drivetrains, vehicle components, energy storage systems, and hydrogen station infrastructure, via the HYLA brand, Nikola is driven to revolutionize the economic and environmental impact of commerce as we know it today. Founded in 2015, Nikola Corporation is headquartered in Phoenix, Arizona.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of federal securities laws with respect to Nikola, including statements that relate to the timing, size and completion of the proposed public offering and the concurrent registered direct offering, the grant to the underwriters of the option to purchase additional shares in the public offering, and other information that is not historical information. Actual results or developments may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include risks and uncertainties related to completion of the public offering and the concurrent registered direct offering on the anticipated terms or at all, market conditions and the satisfaction of customary closing conditions related to the public offering and the concurrent registered direct offering. More information about the risks and uncertainties faced by Nikola is contained in the section captioned “Risk Factors” in the preliminary prospectus supplement related to the public offering and the concurrent registered direct offering filed with the Securities and Exchange Commission. Nikola disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Source: Nikola Corporation

INVESTOR INQUIRIES:

investors@nikolamotor.com

Exhibit 99.2

Exchange of Notes

On March 29, 2023, we entered into an exchange and investment agreement, or the Exchange Agreement, with Antara Capital LP, or the Investor, to exchange $100.0 million aggregate principal amount of the 8.00%/11.00% convertible senior paid-in-kind, or PIK, toggle notes due 2026, or the Notes, for the same amount of 8.00%/11.00% series B convertible senior PIK toggle notes due 2026, or the Series B Notes, with a conversion price equal to 130% of the public offering price. The Series B Notes are not convertible until the earlier of six months from the issue date and the date on which the necessary stockholder approval is obtained. In connection with the Exchange, the indenture governing the Notes will be amended to, among other things, (i) remove the requirement that we reserve shares of common stock for conversion of the Notes until we receive stockholder approval to increase the number of our authorized shares and (ii) provide for the same restrictions on conversion as the Series B Notes. The closing of the Exchange is not contingent upon the closing of the public offering or the concurrent direct offering.

Recent Developments

We had approximately $123 million of cash and $85 million of restricted cash as of March 28, 2023. Our potential capital includes gross proceeds of $100 million (before giving effect to the underwriting discounts and commissions and estimated offering expenses payable by us) from the public offering and the concurrent direct offering and approximately 67.8 million shares of common stock available for issuance after the public offering and the concurrent direct offering. The number of shares available after the public offering and the concurrent direct offering includes approximately 92.2 million shares of authorized and unissued common stock available prior to the public offering and the concurrent direct offering and approximately 43.2 million previously reserved shares of common stock to be released as part of the Exchange, and assumes the public offering is priced at a price of $1.48 per share, the last reported sale price of our common stock on Nasdaq on March 28, 2023. Cash and shares available after the public offering and the concurrent direct offering has not been adjusted for approximately 1.6 million shares to be issued after March 28, 2023.

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Risk Factors

We will be unable to issue sufficient additional shares for future capital raising transactions, including pursuant to existing potential sources of capital, or strategic transactions, unless we obtain stockholder approval to amend our certificate of incorporation to increase the number of authorized shares of our common stock available for issuance.

We operate in a capital-intensive industry. We do not believe we currently have sufficient unissued shares of common stock for future issuances to raise funds necessary to execute on our business plan. As of December 31, 2022, we were authorized to issue 800,000,000 shares of common stock. Having additional authorized shares of common stock available is critical to our continued efforts to pursue our strategic goals and we will be limited by the number of shares available for future capital raising transactions, including pursuant to the Equity Distribution Agreement, the Second Tumim Purchase Agreement, the securities purchase agreement related to our senior convertible notes, and agreements we may enter into in the future, or for business development transactions or acquisitions, unless we obtain stockholder approval of an amendment to our restated certificate of incorporation to increase the number of authorized shares of our common stock. We intend to solicit the approval of our stockholders to amend our restated certificate of incorporation to increase the number of authorized shares of our common stock at our annual meeting of stockholders in June 2023, but we have in the past encountered difficulties obtaining stockholder approval for similar proposals and there can be no assurance that our stockholders will approve the contemplated amendment or any future amendment, particularly since we have a large retail stockholder base. A delay in securing, or a failure to secure, stockholder approval to amend our restated certificate of incorporation could cause a delay in our future capital raising, including pursuant to existing financing agreements, collaboration, partnership or other strategic transactions, and would have a material adverse effect on our business, prospects, operations, liquidity and financial condition.

Our liquidity may be significantly impaired if we do not obtain stockholder approval to increase the authorized number of our shares of common stock.

After giving effect to the Exchange, the indenture that will govern the Series B Notes will limit our ability to settle conversions thereof with shares of our common stock. As a result, we will have to settle all or a portion of such conversions with cash. Consequently, such conversions could significantly impair cash available for general corporate purposes, including our working capital needs.

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